SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                            SCHEDULE 13E-3
                    Rule 13e-3 Transaction Statement
  (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                          (Amendment No. 4)


                           Acap Corporation
----------------------------------------------------------------------
                         (Name of the Issuer)

                           Acap Corporation
----------------------------------------------------------------------
                   (Name of Persons Filing Statement)

                       Common Stock, $.10 par value
----------------------------------------------------------------------
                     (Title of Class of Securities)

                                004290-20-1
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                  (CUSIP Number of Class of Securities)

                            William F. Guest
                            Acap Corporation
                      10555 Richmond Ave., 2nd Floor
                           Houston, TX 77042
                          (713) 974-2242 ext. 333
----------------------------------------------------------------------
 (Name, Address, and Telephone Number of Person Authorized to
  Receive Notices and Communication on Behalf of Person(s)
  Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X]   The filing of solicitation materials or an information
         statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]   The filing of a registration statement under the Securities
         Act of 1933.
c. [ ]   A tender offer.
d. [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


Transaction valuation*            Amount of filing fee
---------------------             --------------------
$205,155                            $16.60

* The transaction value is calculated based on $485 per share to be paid for an estimated 423 pre-reverse stock split shares in lieu of the fractional shares expected to be created by the Rule 13e-3 transaction. The filing fee is .00008090 times the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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

Amount Previously Paid:  $17.68
Form or Registration No.:  Schedule 13E-3 (file no. 5-49858)
Filing Party:  Acap Corporation
Date Filed:  March 24, 2003

This Amendment No. 4 to Schedule 13E-3 amends the Schedule 13E-3 filed by Acap Corporation on March 24, 2003, as previously amended by Amendment No. 1 filed on April 10, 2003, Amendment No. 2 filed on April 17, 2003, and Amendment No. 3 filed on April 21, 2003. Concurrently with the filing of Amendment No. 3, Acap Corporation filed its Definitive Information Statement on Schedule 14C ("Information Statement") in connection with an action by written consent of stockholders. The information contained in the Information Statement is incorporated herein by reference. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the Reverse Stock Split, as defined in the Information Statement.

The Reverse Stock Split became effective as of the beginning of the day on May 14, 2003. As a result of the Reverse Stock Split, Acap
Corporation has approximately 241 stockholders of record.  Acap
Corporation will be filing a Form 15 this date with the Securities and Exchange Commission to cease reporting as a public company.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ACAP CORPORATION

By:        /s/ William F. Guest_________________
           William F. Guest
           Chairman of the Board and President

Dated:     May 14, 2003

















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